Exhibit 99.1

IM Cannabis Receives NASDAQ Notification Regarding
Minimum Bid Price Deficiency

TORONTO and GLIL YAM, Israel, July 19, 2022 - IM Cannabis Corp. (CSE: IMCC) (NASDAQ: IMCC) (the “Company”, “IM Cannabis”, or “IMC”), a leading medical and adult-use recreational cannabis company with operations in Israel, Canada, and Germany, today announced that the Company received written notification (the "Notification Letter") from The Nasdaq Stock Market LLC ("Nasdaq") on July 13, 2022, that the Company is not in compliance with the minimum bid price requirement set forth in Nasdaq Rules for continued listing on Nasdaq.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company's common shares for the 30 consecutive business days from May 27, 2022 to July 12, 2022, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company's listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until January 9, 2023, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company's common shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by January 9, 2023, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company's common shares are also listed on the Canadian Securities Exchange and the Notification Letter does not affect the Company's compliance status with such listing.

About IM Cannabis Corp.

IM Cannabis (NASDAQ: IMCC) (CSE: IMCC) is a leading international cannabis company providing premium products to medical patients and adult-use recreational consumers. IM Cannabis is one of the very few companies with operations in Israel, Germany, and Canada, the three largest federally legal markets. The ecosystem created through its international operations leverages the Company's unique data-driven perspective and product supply chain globally. With its commitment to responsible growth and financial prudence, and the ability to operate within the strictest regulatory environments, the Company has quickly become one of the leading cultivators and distributors of high-quality cannabis globally.

The IM Cannabis ecosystem operates in Israel through IMC Holdings Ltd. and its subsidiaries and through its commercial relationship with Focus Medical Herbs Ltd., which imports, sells and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers and logistical hubs in Israel that enable the safe delivery and quality control of IM Cannabis products throughout the entire value chain. In Germany, the IM Cannabis ecosystem operates through Adjupharm GmbH ("Adjupharm"), where it also distributes cannabis to pharmacies for medical cannabis patients. In Canada, IM Cannabis operates through Trichome Financial Corp. ("Trichome") and its subsidiaries Trichome JWC Acquisition Corp. ("TJAC") and MYM Nutraceuticals Inc. ("MYM"), where it cultivates and processes cannabis for the adult-use market at its Ontario, Nova Scotia, and Quebec facilities under the WAGNERS and Highland Grow brands. For more information, please visit www.imcannabis.com.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"). Forward-looking information are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to compliance with Nasdaq’s continued listing requirements, and timing and effect thereof and the potential for an extension to regain compliance.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include risks related to the inability to regain compliance with Nasdaq’s listing standards.

Please see the other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated March 31, 2022, which is available on the Company's issuer profile on SEDAR at www.sedar.com and Edgar at www.sec.gov. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of the management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:
Maya Lustig, Director Investor & Public Relations
IM Cannabis
+972-54-677-8100
maya.l@imcannabis.com